September 16, 2016

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Laura Nicholson Special Counsel

RE:	RLJ Entertainment, Inc. Preliminary Proxy Statement on Schedule 14A Filed August 29, 20016 File No. 001-35675

Ladies and Gentlemen:

This letter is being furnished on behalf of RLJ Entertainment, Inc. (the “Company”) in response to your comment letter dated September 13, 2016.  Please note that the Company has concurrently filed Amendment No. 1 to its Preliminary Proxy Statement addressing the comments and making certain additional and conforming changes.  We have set forth below each of your comments followed by the Company’s response.

Proposal 2: Approval of the AMC Transaction, page 28

1.Please revise this section in an appropriate place to discuss dilution to existing stockholders. Refer to Item 11(d) of Schedule 14A.

We have revised the list of uncertainties and risks considered set forth on pages 31-32 of the proxy statement to disclose the following:

▪

Potential Dilution.  The Company will reserve at least 22.5 million shares of Company common stock for issuance upon the exercise of the AMC Warrants and payment of interest under the Credit Agreement. The exercise of the AMC Warrants and the issuance of the interest shares would dilute present shareholders’ ownership interest in the Company.  Further, although at the date of the Investment Agreement and the date of this proxy statement the exercise price of the AMC Warrants exceeded the market price per share of the common stock, the exercise of the AMC Warrants and the issuance of the interest shares would have an economic dilutive effect if, and to the extent that, the market price per share of the common stock exceeds $3.00 per share in the future and could have a negative effect on the market price of the common stock.

8515 Georgia Avenue, Suite 650, Silver Spring, MD 20910     T 301.608.2115   F 301.608.9313

www.RLJEntertainment.com

Reasons for Recommending the AMC Transaction, page 31

2.We note that your board of directors received a presentation from Monarch Bay Securities, LLC addressing the fairness from a financial point of view to the company of the proposed AMC Transaction. We also note that this presentation has not been listed as a positive or negative factor considered by the board. Please advise and revise as applicable.

We have revised the list of positive factors considered set forth on page 31 of the proxy statement to add the following disclosure with respect to the Monarch Bay Securities presentation:

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Advice of Financial Advisor.  The fact that Monarch Bay Securities, LLC provided an analysis and opinion to the Board, based upon and subject to the various assumptions, matters considered and qualifications and limitations on the scope of review undertaken by Monarch Bay Securities, LLC, that the AMC Transaction is fair to the Company from a financial point of view as of the date of their opinion dated August 19, 2016.

Relief from Financial Covenants, page 31

3.We note your disclosure that the AMC credit facility will provide relief from financial covenants imposed under the 2014 Credit Facility. Please revise to discuss in greater detail the financial covenant relief provided by the AMC credit facility.

We have revised the disclosure set forth on page 31 of the proxy statement to briefly summarize the financial covenant relief as set forth below. We have also added a comparison of the financial covenants under the 2014 Credit Agreement and the AMC Credit Agreement on page 42 of the proxy statement.  A copy of the comparison is attached as Exhibit A to this letter.

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Relief from Financial Covenants.  The fact that the Credit Agreement will provide relief from financial covenants imposed under the 2014 Credit Agreement by (a) requiring annual (as opposed to quarterly) testing of the fixed charge coverage ratio, senior leverage ratio and total leverage ratio and (b) making the financial covenant requirements less onerous as described in more detail on page 42, thereby enabling the Company to avoid the need for further refinancing in the near term.

Synergies from AMC Relationship, page 31

4.We note that the board of directors considered potential synergies from the AMC relationship as a positive factor, including the potential for aggregation of proprietary subscription video on demand activities, and consolidation of operations. Please revise to clarify whether AMC is contractually obligated to engage in such activities with the company.

We have revised the list of uncertainties and risks considered set forth on pages 31-32 of the proxy statement to disclose the following:

▪

Synergy Risks.  The Company, in connection with the relationship with AMC, expects to pursue the aggregation of proprietary subscription video on demand activities and economies of scale with respect to manufacturing, sales and distribution of physical products. Although the Company believes that realizing these synergies would be beneficial to both the Company and AMC, the parties have not entered into a contract to pursue or otherwise implement these synergies. Accordingly, there is a risk that the Company and AMC may not agree on the means or terms to implement these synergies or that AMC, whether due to differing business interests or other reasons, may not pursue these synergies in the manner or at the level the Company desires.

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require additional information, please contact the undersigned or Jeffrey E. Jordan of Arent Fox LLP at (202) 857-6473.

Sincerely,

RLJ ENTERTAINMENT, INC.

By:	/s/ Miguel Penella
Name: Miguel Penella
Title: Chief Executive Officer

Exhibit A

The following tables compares the financial covenants of the 2014 Credit Agreement with the financial covenants of the Credit Agreement.

Financial Covenant	2014 Credit Agreement	Credit Agreement
Fixed Charge Coverage Ratio	For the fiscal quarter ending September 30, 2016, 1.32:1.00	N/A
	For the fiscal quarter ending December 31, 2016 and thereafter, 1.59:1.00	For the fiscal year ending December 31, 2016, 1.00:1.00

For the fiscal year ending December 31, 2017, 1.00:1.00. (the definition of “Consolidated Fixed Charges” for the fiscal year ending December 31, 2017 excludes (i) interest and principal owed under the $5 million Tranche A Term Loan and (ii) 50% of the interest and principal owed under the Company’s existing unsecured subordinated notes)

For the fiscal year ending December 31, 2018 and thereafter, 2.00:1.00
Senior Secured Debt-to-Adjusted EBITDA	For the fiscal quarter ending September 30, 2016, 3.46:1.00	N/A
	For the fiscal quarter ending December 31, 2016 and thereafter, 2.67:1.00	For the fiscal year ending December 31, 2016, 6.00:1.00
For the fiscal year ending December 31, 2017, 5.50:1.00
For the fiscal year ending December 31, 2018, 2.75:1.00
For the fiscal year ending December 31, 2019 and thereafter, 2.50:1.00

Total Debt-to-Adjusted EBITDA	For the fiscal quarter ending September 30, 2016, 4.43:1.00	N/A
	For the fiscal quarter ending December 31, 2016 and thereafter, 3.44:1.00	For the fiscal year ending December 31, 2016, 6.75:1.00
For the fiscal year ending December 31, 2017, 6.00:1.00
For the fiscal year ending December 31, 2018, 5.00:1.00
For the fiscal year ending December 31, 2019 and thereafter, 4.00:1.00
Minimum Cash Balance (must be maintained on each day of each fiscal year)

$1,000,000 (minimum cash balance was $3,500,000 at closing of the 2014 Credit Agreement and was reduced to $1,000,000 by the First Amendment to Credit and Guaranty Agreement, dated as of April 15, 2015)

For the fiscal year ending December 31, 2016, $1,000,000.
For the fiscal year ending December 31, 2017, $2,000,000
For the fiscal year ending December 31, 2018 and thereafter, $3,500,000